SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Identive Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45170X106
(CUSIP Number)

Morag Law Lincoln Vale LLP Devon House 3rd Floor 12-15 Dartmouth Street London SW1H 9BL, United Kingdom tel. +44 20 7881 5118

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45170X106	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Lincoln Vale European Partners Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 45170X106	SCHEDULE 13D/A	Page 3 of 5 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 5 amends the statement on Schedule 13D filed by the Reporting Person on September 20, 2007 (the "Original Schedule 13D") with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Identive Group Inc., a Delaware corporation (the "Issuer").  This Amendment amends Item 5 as set forth below.  The principal executive office of the Issuer is located at 1900 Carnegie Avenue, Building B, Santa Ana, CA 92705.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5(a), (b), (c) and (e) is hereby amended and restated as follows:

(a)
The information set forth in  rows (11) and (13) of the cover page to this Schedule 13D/A with respect to the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person is incorporated herein by reference.

(b)
The information set forth in rows (7) and (10) of the cover page to this Schedule 13D/A with respect to the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition is incorporated herein by reference.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Person during the past sixty days is set forth in Appendix A hereto and is incorporated herein by reference.

(e)	September 27, 2012

CUSIP No. 45170X106	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2012

LINCOLN VALE EUROPEAN PARTNERS MASTER FUND L.P.

	By:	Lincoln Vale GP L.P., its general partner

	By:	Lincoln Vale European Partners GP LLC, its general partner

	By:	Lincoln Vale Holdings LLC, its managimg member

By:	/s/ Gary Linford
Name:	Gary Linford
Title:	Director

CUSIP No. 45170X106	SCHEDULE 13D/A	Page 5 of 5 Pages

APPENDIX A

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING PERSON IN THE PAST SIXTY DAYS

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Person.  All such transactions were effected in the open market through brokers and the price per share does not include commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/27/2012	1,000,000	0.79
9/27/2012	950,000	0.80
9/28/2012	1,204,190	0.80